UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at June 10, 2008

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
V6C 2V6

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: June 11, 2008

Print the name and title of the signing officer under his signature.

Ste. 1500 Royal Centre, 1055 West Georgia Street, PO Box 11117 Vancouver, BC Canada V6E 4N7 Toll Free 1 800 667∙2114 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD'S HOLLISTER MINE INITIATES PRODUCTION

June 10, 2008, Vancouver, BC - Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN; JSE: GBG) ("Great Basin Gold" or the "Company") announces the milling results of production at the Company's Hollister Mine in Nevada, USA.

Processing of the ore was completed in May 2008 at Newmont's Midas mill, located 20 miles from Hollister. Approximately 5,000 tons of ore with a gold head grade of 1.2 ounces per ton and a silver head grade of 9.5 ounces per ton realized net revenue of $3.9 million after toll treatment costs of $45 per dry ton and a recoupment of capital amortization cost by Newmont. The Midas mill uses direct cyanidation, counter-current decantation and a Merrill Crowe recovery system. The results of the milling campaign were:

Processed Wet Tons	5,006
Processed Dry Tons	4,737
Contained Ounces - Gold	5,485
Contained Ounces - Silver	45,125
Head Grade ounces/ton - Gold	1.158
Head Grade ounces/ton - Silver	9.53
Recovered Ounces - Gold	4,644
Recovered Ounces - Silver	42,539
Recovery % - Gold	84.7
Recovery % -Silver	94.3

A second stockpile of approximately 5,000 tons of ore is being shipped to the Midas mill and is expected to be processed in June 2008.

The construction of a regulatory-required Alimak raise to the surface in the first quarter and commissioning of the escape-way in May 2008, allowed underground production to commence with stoping on the Gwenivere and Clementine veins. The Alimak raise was excavated from the 5200 level to the surface for a length of 540 feet. The raise is being used as a secondary egress and ventilation exhaust, allowing mine production to commence on schedule in May 2008.

Stoping progress on the Gwenivere vein includes cut and fill stoping as well as shrinkage stoping. Clementine stopes are making use of cut and fill methods. Reinforced concrete pillars are constructed prior to commencement of stoping. The pillars will allow for the optimal recovery of high-grade ore. The planned underground backfill system has been commissioned and a first fill has been successfully completed on a Gwenivere vein cut and fill stope.

President and CEO Ferdi Dippenaar said: "The metallurgical results of the batch processing of the underground tonnage at the Midas mill were much in line with expectations. A better indication of recoveries is expected with the processing of the second batch. The finalization of a long term toll treatment agreement remains high on our list of priorities which we plan to conclude and good progress is being made. As in the case of developing mines the head grades at Hollister are expected to vary during the build-up phase, but current results continue to confirm the prospective nature of this ore body. We are also pleased with the completion of the first phase of the underground development program, within budget, on schedule and without major safety incidents".

Johan Oelofse, Pr.Eng, FSAIMM, who is Chief Operating Officer of Great Basin Gold and a qualified person, has reviewed and approved the contents of this release.

Ferdi Dippenaar
President and CEO

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0)11 301 1800
Melanee Henderson in North America 1 800 667-2114
Barbara Cano at Breakstone Group in the USA (646) 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.